Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 18, 2014

Fantex, Inc.

On February 11, 2014, the article attached hereto as Annex A was published online by the Pittsburg Business Times (the “Article”). The Article references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is headlined, “Taking stock of Vernon Davis,” references “buying stock in 49ers tight end Vernon Davis,” “a $40 million price tag on Davis,” states that, “Davis is going public and Fantex is taking him there,” and questions, “How long does this deal last where Fantex owns 10 percent of Davis?” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Article states, “[Fantex, Inc. is taking public] the 10 percent interest Fantex is taking in Davis’ projected future income, for which it is paying the NFL standout $4 million. To raise that amount, Fantex is offering 421,000 shares, each priced at $10,” and that, “by future income, we’re talking the value of the salary Davis makes as an athlete, plus any money he makes through endorsements, public appearances or other deals even after his NFL career ends.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company intends to finance the purchase price through the offering of 421,100 shares of Fantex Series Vernon Davis at $10 per share. $4 million of the net proceeds of the Offering will be used to pay to Vernon Davis the purchase price for the 10% interest in Vernon Davis’ brand income. A more detailed description of the Company’s expected use of proceeds from the Offering is available in the Registration Statement.

•                  The Article states, “Fantex CEO Buck French and his management team are scheduled to hit Pittsburgh on Tuesday evening at the Jerome Bettis Grille to meet with potential investors — everyday citizens rather than investment firms.” Further, Mr. French is quoted as stating, “[the Offering is] open to the general public to reserve shares, a little unusual. Often the general public has to wait until (the stock) starts trading in the secondary market.” It was Mr. French’s intention to promote the fact that the Offering of Fantex Series Vernon Davis is unlike a traditional initial public offering in that it is open to retail investors. Potential investors 18 years or older with a physical address in the U.S. or its territories are welcome to participate in the Offering, subject to additional investment restrictions that may apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement. Residents of any state in which registration and other legal requirements have not been fulfilled are not eligible to participate in the Offering of Fantex Series Vernon Davis.

•                  The Article quotes Mr. French as stating, “The securities we’re offering are registered securities with the SEC.” The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

•                  In the Article, Mr. French states, “When [the Offering] is fully subscribed we’ll close it.” The Offering is being conducted on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of Fantex Series Vernon Davis, the Offering may be cancelled and no shares of Fantex Series Vernon Davis would be sold to the public.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, expectations for the use of the net proceeds from the Offering,  prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “forecast,” “estimate,” “intend,” “expect,” “may,” “will,” “would,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated February 11, 2014 Published by the Pittsburg Business Times

Feb 11, 2014, 11:10am EST

Taking stock of Vernon Davis

By Patty Tascarella

Fantex Inc. is a San Francisco-based brand building company currently making a cross-country road show aimed at arousing investor interest in buying stock in 49ers tight end Vernon Davis.

Davis is going public and Fantex is taking him there. Or, rather, the 10 percent interest Fantex is taking in Davis’ projected future income, for which it is paying the NFL standout $4 million. To raise that amount, Fantex is offering 421,000 shares, each priced at $10, to the public to raise that amount.

Fantex CEO Buck French and his management team are scheduled to hit Pittsburgh on Tuesday evening at the Jerome Bettis Grille to meet with potential investors — everyday citizens rather than investment firms.

By future income, we’re talking the value of the salary Davis makes as an athlete, plus any money he makes through endorsements, public appearances or other deals even after his NFL career ends.

Fantex put a $40 million pricetag on Davis by forecasting his gross earnings potential based on estimates of how long he would play and what he would do when he stopped playing and the endorsements he would garner and discounted that back to present terms, and from this developed a tracking stock linked to the economic performance of the brand.

This tracking stock is to be offered pursuant to a registration statement filed with the Securities and Exchange Commission and the offering takes place on Fantex Brokerage Services instead of the major exchanges.

“It’s technically called an alternative trading system but it functions to the user like an exchange (as if) you went to E*Trade and traded on Nasdaq or the New York Stock Exchange,” French said.

Eventually, Fantex intends to add athletes in other sports, segue into entertainment, and go international, having hundreds of tracking stocks on its exchange.

But Davis is first out of the gate and that’s why French embarked last week on a 12-day, 12-city trip. The company started about two years ago.

“This first IPO is a culmination of those two years of work,” French said. “We have an affiliated broker/dealer at Fantex.com so people are establishing a real brokerage account. The securities we’re offering are registered securities with the SEC. It’s open to the general public to reserve shares, a little unusual. Often the general public has to wait until (the stock) starts trading in the secondary market. People can go to Fantex.com, place a reservation to get shares. When the offering is fully subscribed we’ll close it.”

French started Monday in Chicago, then headed to Columbus, Ohio. I talked to him via phone about the offering, where Fantex is going and how Pittsburgh figures into its plans.

Why Pittsburgh?

Pittsburgh is a great sports town and we’re doing the event at Jerome Bettis’ restaurant and anyone can come and ask us questions.

Will you look to meet with any Pittsburgh athletes?

Not while we’re here. We’re here for a road show event.

Have you had discussions with any professional athletes playing for Pittsburgh teams?

I can’t talk about our pipeline. Our goal is to sign athletes in every NFL market, any major sports market.

How long does this deal last where Fantex owns 10 percent of Davis?

His career and beyond. Technically, in perpetuity, we’ll have a 10 percent interest in the cash flow that his brand generates. Our goal is to collect that cash stream and dividend a portion of that to the public.”

What do you look for in candidates?

Someone who’s a good player and has the character and the personality that could drive a successful post (playing) career.

Why Vernon Davis?

He’s a multi-dimensional individual. His brand is more than being a Pro Bowl tight end. He owns an art gallery. He’s a philanthropist who helps underprivileged children. He’s an entrepreneur. He’s got an engaging personality.

No offense, but this is the heart of Steeler country and it does not exactly pulse for him. Why would Pittsburghers invest in his brand?

It’s as much about an investment opportunity as being a fan of Vernon Davis or the San Francisco 49ers. This is linked to real cash flows associated with his brand. I bet there are people in Pittsburgh who have Mr. Davis on their fantasy team. It’s about educating everyone and not focusing on one market because they’re fans.

Any reason for picking Jerome Bettis’ restaurant?

We heard it was a good place to have the venue, do the presentation and meet people. Of course, he’s an icon in Pittsburgh.

What sort of attendance has the road show drawn?

It varies. The interest level has been great. It’s exciting to talk to people. Each city has a different approach.

The following text appeared as a caption in connection with the Article:

Vernon Davis is a tight end for the San Francisco 49ers.

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